

October 10, 2007

By facsimile to (509) 747-1770 and U.S. Mail

Mr. Walter Brenner
President
Anvil Forest Products Inc.
284C Campion Street
Kelowna, British Columbia, Canada V1X 7S8

Re: Anvil Forest Products Inc.
        Registration Statement on Form SB-2
        Filed September 13, 2007
        File No. 333-146024

Dear Mr. Brenner:

        We reviewed the filing and have the comments below.

        Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Registration Statement's Facing Page

1.   Disclosure states that Anvil Forest Products' SIC code number is 1700. Since our EDGAR system's records indicate that Anvil Forest Products' SIC code number is 2452, please revise or advise.

Prospectus' Outside Front Cover Page

2.   Please note that the Financial Industry Regulatory Authority and not the National
      Association of Securities Dealers, Inc. now operates the Over-the-Counter Bulletin
      Board. Please revise.

Risk Factors, page 6

3.   Disclosures in the financial statements' notes 6 and 7 on pages F-11 and F-23 indicate
      that Anvil Forest Products obtained its revenues from one customer. Disclose that fact in
      the risk factors, business, and management's discussion and analysis or plan of
      operations sections, and clarify that the revenues were a result of the purchase and sale of
      inventory to unaffiliated third parties. We note the disclosure on page 17. Additionally,
      clarify whether the one customer is the same or a different customer in each of the
      periods presented in the financial statements.

Section 15(g) of the Exchange Act, page 10

4.   Clarify at the outset that section 15(g) of the Exchange Act and the rules promulgated
      under that section relate to requirements for transactions in penny stock.

Our Operations, page 15

5.   Disclosure that Anvil Forest Products is able to purchase the wood from numerous
      vendors in Canada appears inconsistent with disclosures in the financial statements' notes
      6 and 7 on pages F-11 and F-23 that Anvil Forest Products purchases its inventory from
      one supplier. Please reconcile the disclosures, and ensure that the disclosures are
      consistent throughout the registration statement.

6.   Disclosure that the customer buys the wood from Anvil Forest Products appears
      inconsistent with disclosure on page 13 that the customer buys the wood from a supplier
      such as Home Depot or Lowe's. Please reconcile the disclosures.

Background of officers and directors, page 21

7.   Disclosure states that Mr. Horst Balthes has been an independent business owner since
      1989. Describe briefly the nature of Mr. Balthes' business.

Principal and Selling Shareholders, page 25

8.   Consider adding disclosure that the term selling shareholders includes the selling shareholders and their transferees, pledgees, donees, or their successors.

9.   Please disclose the relationship between Mr. Horst Balthes and Agathe, Daniela, and Thorsten Balthes, the relationship between Mr. Walter Brenner and Renate Brenner, and any other relationships between selling shareholders and directors/officers.

10.   State that Anvil Forest Products will file a prospectus supplement to name successors to any named selling shareholders who are able to use the prospectus to resell the securities.

Securities authorized for issuance under equity compensation plans, page 25

11.   Consider moving this subsection from the principal and selling shareholders section to the management section.

Description of Securities, page 27

12.   Disclosure in the second paragraph states that all shares subject to this offering "when issued, will be fully paid for and non-assessable." Since the shares subject to this resale offering are already issued and outstanding, please change the words "when issued" to "when sold."

Certain Transactions, page 28

13.   Disclosure states that Mr. Walter Brenner has loaned Anvil Forest Products $10,000 for its operations, but there is no written document evidencing the loan. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-B if it were written, the registrant should provide a written description of the contract similar to that required for oral contracts or arrangements. See telephone interpretation 85 in section I of our July 1997 "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov, and file a written description of the loan as an exhibit to the registration statement.

Undertakings, page 56

14.   Since the undertakings under subparagraphs (i) and (ii) of paragraph 5 are inapplicable to this offering, please revise. See Item 512 of Regulation S-B.

Exhibit 5.1

15.   Disclosure under 2 of the opinion is unclear that the shares "when sold" will be legally issued, fully paid, and non-assessable. As drafted, the opinion states simply that the shares "to be sold" have been legally issued, fully paid, and non-assessable. Please revise.

Exhibit 23.2

16.   Since counsel's consent to the filing of his opinion and the use of his name in the registration statement is included in exhibit 5.1, the purpose of exhibit 23.2 is unclear. Additionally, the consent filed as exhibit 23.2 to the registration statement does not satisfy the requirements of Rule 436 of Regulation C under the Securities Act because it is limited to the use of counsel's name in the registration statement and does not consent to the filing of his opinion as an exhibit to the registration statement. Please revise.

Closing

        File an amendment to the SB-2 in response to the comments. To expedite our review, Anvil Forest Products may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Anvil Forest Products thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Anvil Forest Products and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If Anvil Forest Products requests acceleration of the registration statement's effectiveness, Anvil Forest Products should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Anvil Forest Products from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Anvil Forest Products may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Anvil Forest Products provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting issues to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Business Filings Incorporated
        Agent for Service, Anvil Forest Products Inc.
        6100 Neil Road, Suite 500
        Reno, NV 89015

        Conrad C. Lysiak, Esq.
        601 West First Avenue, Suite 903
        Spokane, WA 99201